

November 29, 2011

<u>Via E-mail</u>
Mr. Peter Vasko
Chief Executive Officer and Director
Hardwired Interactive, Inc.
1078 Budapest
Marek Jozsef utca 35
Hungary

Re: Hardwired Interactive, Inc.
Item 4.01 Form 8-K
Filed November 14, 2011
File No. 333-60880

Dear Mr. Vasko:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief